Exhibit D

                                STATE OF NEW YORK
                              INSURANCE DEPARTMENT
                                25 BEAVER STREET
                            NEW YORK, NEW YORK 10014


David A. Paterson                                              Eric R. Dinallo
Governor                                                       Superintendent


                                 August 12, 2008

Keith Richardson
Chief Financial Officer
Pennant Capital Management, LLC
26 Main Street, Suite 203
Chatham, NJ  07928

     Re:   Application by Pennant Capital Management LLC,
           Pennant General Partner, L.L.C., and Alan Fournier for
           Determination of Non-Control of Atrium Insurance Corporation
           ------------------------------------------------------------

Dear Mr. Richardson:

     I write in response to your letter dated April 30, 2008, which submitted to the New York Insurance Department (the "Department") an Amended and restated Disclaimer of Control(1) dated April 30, 2008 (the "Amended Disclaimer") by Pennant Capital Management LLC ("PCM"), a Delaware limited liability company; Pennant General partner, L.L.C. ("PGP"), a Delaware limited liability company; and Mr. Alan Fournier, who is the manager and majority owner of each of PCM and PGP, with the exclusive authority to direct and manage the activities of both PCM and PGP (collectively, the "Applicants"). In the Amended Disclaimer, Applicants seek a determination, pursuant to New York Insurance Law ss. 1501(c), that the Superintendent of Insurance would not consider Applicants to "control" Atrium Insurance Corporation ("Atrium"), a New York-domiciled mortgage guaranty insurer, within the meaning of Insurance Law ss. 1501(a)(2), if they were to acquire further economic interests in Atrium's 100% parent, PHH Corporation ("PHH"), a publicly traded Maryland Corporation.

I. The Amended Disclaimer
   ----------------------

A.   Applicants' Current Interests in PHH Stock
     ------------------------------------------

     According to the Amended Disclaimer, Applicants at present indirectly own approximately 9.97% of PHH's outstanding common stock through their ownership and control of certain investment funds. Specifically, PCM and PCP manage and control the investment operations of the following funds that have directly invested in PHH (collectively, the "Funds"):

     o    Pennant Offshore Partners, Ltd., a Cayman Islands company;
     o    Pennant Windward Fund, Ltd., a Cayman Islands company;

------------------------

(1) The Amended Disclaimer replaced an initial Disclaimer of Control dated February 29, 2008 which applicants had previously submitted to the Department.


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Keith Richardson
August 12, 2008
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     o    Pennant Onshore Partners, LP, a Delaware limited partnership;
     o    Pennant Onshore Qualified, LP, a Delaware limited partnership;
     o    Pennant Spinnaker Fund, LP, a Delaware limited partnership; and
     o    Pennant Windward Fund, LP, a Delaware limited partnership.

According the Amended Disclaimer, each of the Funds was formed by Applicants to offer a distinct investment strategy to sophisticated investors, and investors in the Funds are passive and have limited or no authority to influence the Funds' actions. The Funds are said to have acquired the PHH common stock through gradual purchases on the open market starting in April 2006.

B.   Applicants' Recent Acquisition of PHH Convertible Notes
     -------------------------------------------------------

     According to the Amended Disclaimer, the Applicants recently acquired additional economic interests in PHH through the Funds' purchase of 10% of certain 4.00% Convertible Senior Notes due in 2012 (the "Convertible Notes") offered by PHH on April 2, 2008. Applicants state that they purchased the Convertible Notes in order to maintain their current investment position in PHH. Applicants expressly commit in the Amended Disclaimer "that the Funds will not convert the Convertible Notes they hold if such conversion would cause PHH to issue an amount of voting common stock increasing the Funds' ownership of voting common stock to 10% or more of the voting common stock outstanding." Amended Disclaimer at n. 5.

C.   Applicants' Planned Further Acquisition of Interests in PHH
     -----------------------------------------------------------

     The amended Disclaimer states that PCM plans to acquire further economic interests in PHH on behalf of the Funds (and thus Applicants), not to exceed approximately 10% more of the economic interests in PHH. PCM's planned acquisitions would result in the Applicants having a total investment of up to 19.99% of the economic interests in PHH, including the voting common stock of PHH that the Funds currently hold and the Convertible Notes.

     PCM plans to acquire such further interests in PHH, on behalf of the Funds, using one of or a combination of the following two structures, with a combined total limit of 19.99% of the economic interests in PHH (including the Funds' current holdings of 9.97% of PHH's voting common stock(2) and the Convertible Notes):

     1.   Swaps Pertaining to PHH
          -----------------------

     The first method by which the Funds may acquire economic interests in PHH common stock, in excess of the 9.97% they currently own, is by entering one or more swaps with Morgan Stanley, the returns of which would be tied to the performance of PHH common stock ("Swaps"). The purpose of such Swaps would be to gain the economic benefits of owning an additional 10% of PHH's voting common stock without incurring the burdens of actual ownership. Applicants acknowledge that actually owning 10% more of PHH's voting common stock would require them to file with the SEC and would increase the chances that the Department would find the Applicants to control Atrium.

     According to the Amended Disclaimer, if the Funds enter into one or more Swaps, such Swaps would be governed by the terms of certain existing agreements between Morgan Stanley


------------------------

(2) Applicants represent that they will not purchase more than 9.99% of the outstanding voting common stock of PHH.


                                     - 2 -


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Keith Richardson
August 12, 2008
Page 3 of 4


and each of the Funds (the "Swap Arrangement"). Applicants represent that such Swaps (a) would not accord any voting rights to the Funds with respect to PHH;
(b) would not require Morgan Stanley, as the counterparty, to acquire any shares of PHH common stock; and (c) would provide for only cash settlement of the Swaps upon termination. Applicants also note that, if the Funds were to enter into one or more Swaps pursuant to the Swap Arrangement, Morgan Stanley might choose to hedge its exposure under the Swaps by purchasing common stock of PHH. Applicants state that any decision by Morgan Stanley to hedge its exposure under such Swaps would be left to Morgan Stanley, and that neither the Applicants nor the Funds would be involved in any aspect of that decision. In addition, if Morgan Stanley were to hedge its risk under the Swaps by acquiring PHH common stock, the Funds would not obtain ownership of the PHH shares (or the voting power thereof), but instead would be limited to the economic interests associated with such shares on account of the Swaps.

     2.   Additional Convertible Securities
          ---------------------------------

     The second method by which the Funds may increase their interests in PHH is by purchasing convertible securities that PHH may issue in the future (e.g., convertible preferred stock or convertible debt with warrants), which could include additional Convertible Notes ("Convertible Securities"). If PHH were to issue additional Convertible Securities, although the terms of any such Convertible Securities have not yet been determined, the Applicants anticipate that they would have certain features limiting the rights of the Funds and the Applicants to exercise control over PHH.

     In the event that PHH were to offer additional Convertible Securities that lack these features, the Applicants commit either to restrict the rights of the Funds purchasing such Convertible Securities via a regulatory letter agreement or to seek the Department's prior approval before directing the Funds to purchase such securities.

II. Analysis
    --------

     Insurance Law ss. 1501(a)(2) defines "control" to mean "the possession direct or indirect of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise." The provision further states that "control shall be presumed to exist if any person directly or indirectly owns, controls or holds the power to vote ten percent or more of the voting securities of any other person."

     Applicants currently control approximately 9.97% of PHH's voting common stock through the Funds' holdings, and have recently acquired additional interests in PHH through their acquisition of the Convertible Notes. Moreover, they anticipate acquiring additional economic interests in PHH's voting common stock up to an aggregate maximum of 19.99% of such interests. If the Convertible Notes, Swaps, and/or additional Convertible Securities could be considered "voting securities" of PHH within the meaning of Insurance Law ss. 1501(a)(2), the Applicants would trigger that provision's presumption of control as soon as their interests in PHH voting common stock reached or exceeded 10%.

     However, neither the Convertible Notes, Applicant's interests in the Swaps, nor the Convertible Securities constitute "voting securities" for purposes of Insurance Law ss. 1501(a)(2). Insurance Law ss. 107(a), which contains the applicable definition, defines "voting securities" as


                                     - 3 -


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Keith Richardson
August 12, 2008
Page 4 of 4


"securities of any class or any ownership interest having voting power for the election of directors, trustees or management of an institution, other than securities having such power only by reason of the happening of a contingency." Applicants represent that neither the Convertible Notes nor the Convertible Securities presently have voting rights and that voting rights would attach only upon the happening of a contingency. Accordingly, neither the Convertible Notes nor the Convertible Securities constitute "voting securities" that could trigger the presumption of control set forth in Insurance Law ss. 1501(a)(2). Nor is economic exposure to the performance of the PHH voting common stock, absent ownership of the stock itself or the voting rights associated therewith (neither of which the Applicants would acquire), the equivalent of owning "voting securities" as defined in Insurance Law ss. 107(a). Accordingly, even if Applicants acquire the proposed additional interests in PHH voting common stock up to an aggregate interest of 19.99% of such stock (including the voting common stock that the Funds currently hold and the Convertible Notes), the Funds would not own, and thus Applicants would not control, "voting securities" above 9.99% of the voting common stock of PHH.

     Moreover, in the Amended Disclaimer Applicants make the following commitments:

     o The Funds will not convert the Convertible Notes if such conversion would cause PHH to issue an amount of voting common stock that would increase the Funds' ownership of such stock to 10% or more of the PHH voting common stock outstanding; and

     o If the Funds purchase additional Convertible Securities, the Applicants will not convert such Convertible Securities into voting stock if such conversion would increase the voting interests held by the Funds to 10% or more of the outstanding voting common stock of PHH, unless they obtain the Department's prior approval.

     Based on the representations made in the Amended Disclaimer, and provided that Applicants abide by their commitments to the Department set forth therein and recited herein, the Department will not view Applicants' proposed acquisitions of additional interests in PHH common stock as causing Applicants to "control" PHH or Atrium within the meaning of Insurance Law ss. 1501(a)(2), notwithstanding the presumption of control set forth in that statutory provision. The Department's conclusion is strictly limited to the course of action proposed in the Amended Disclaimer and Applicants' continued adherence to their commitments, and does not extend to any other activity, which could result in a finding of control pursuant to Insurance Law ss. 1501.

                                             Very truly yours,

                                             /s/ Martha A. Lees

                                             Martha A. Lees
                                             Deputy General Counsel

cc:  Kermitt J. Brooks
     Robert H. Easton
     Larry Levine.